Exhibit 99.2

CHAI-NA-TA CORP.

Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2011

(Unaudited - Prepared by Management)

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

In thousands of		March 31	December 31
Canadian dollars	Note	2011	2010

ASSETS
Current assets
Cash		$1,490	$2,659
Accounts receivable		63	27
Inventory		3,014	4,835
Ginseng crops		3,429	3,149
Prepaid expenses		47	78
Total current assets		8,043	10,748

Prepaid expenses		12	15
Property, plant and equipment		2,153	2,232
Total assets		$10,208	$12,995

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$693	$522
Customer deposits		294	1,479
Total current liabilities		987	2,001

Long-term debt	3	-	2,984
Total liabilities		987	4,985

SHAREHOLDERS' EQUITY
Share capital	4	38,226	38,226
Contributed surplus		9,436	9,436
Accumulated other comprehensive income		966	917
Deficit		(39,407)	(40,569)
Total shareholders' equity		9,221	8,010
		$10,208	$12,995

Commitments (Note 7)

Approved by the Board:

/s/ DEREK ZEN	/s/ WILMAN WONG
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Operations
(Unaudited)

		Three months ended
in thousands of		March 31	March 31
Canadian dollars (except per share and share amounts)	Note	2011	2010

Revenue		$3,525	$825
Cost of goods sold		1,834	747
Gross margin		1,691	78

Selling, general and administrative expenses	5	476	203

Operating income (loss)		1,215	(125)

Interest expense on long-term debt		(9)	(70)
Other (loss) income	6	(44)	98

NET EARNINGS (LOSS)		$1,162	$(97)

Basic and diluted earnings (loss) per share		$0.03	$(0.00)

Weighted average number of shares used to calculate basic and diluted loss per share (in thousands)		34,698	34,698

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(Unaudited)

					Accumulated
in thousands of Canadian	Common				Other	Total
dollars (except number of	Shares	Share	Contributed		Comprehensive	Shareholders'	Comprehensive
shares in thousands)	Outstanding	Capital	Surplus	Deficit	Income (Loss)	Equity	Income (Loss)

Balance - January 1, 2010	34,698	$38,226	$9,436	$(41,827)	$806	$6,641
Net loss	-	-	-	(97)	-	(97)	$(97)
Cumulative translation adjustment	-	-	-	-	68	68	68
Balance - March 31, 2010	34,698	$38,226	$9,436	$(41,924)	$874	$6,612	$(29)

Balance - January 1, 2011	34,698	$38,226	$9,436	$(40,569)	$917	$8,010
Net earnings	-	-	-	1,162	-	1,162	$1,162
Cumulative translation adjustment	-	-	-	-	49	49	49
Balance - March 31, 2011	34,698	$38,226	$9,436	$(39,407)	$966	$9,221	$1,211

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2011	2010

Operating Activities
Net earnings (loss)	$1,162	$(97)
Items included in net earnings (loss) not affecting cash:
Cost of ginseng crops sold	1,818	736
Depreciation and amortization	2	2
Loss on disposal of property, plant and equipment	-	8
Non-cash foreign exchange gains	(13)	(156)
Changes in non-cash operating assets and liabilities:
Accounts receivable	(36)	2
Inventory	4	(8)
Prepaid expenses	34	44
Accounts payable and accrued liabilities	199	(31)
Customer deposits	(1,185)	(286)
Crop cost expenditures	(203)	(230)
	1,782	(16)

Financing Activities
Repayment of long-term debt	(2,950)	(448)
	(2,950)	(448)
Investing Activities
Proceeds from disposition of property, plant and equipment	-	6
	-	6
Effect of foreign exchange rates changes on cash	(1)	(1)

NET DECREASE IN CASH	(1,169)	(459)

CASH, BEGINNING OF THE PERIOD	2,659	2,488

CASH, END OF THE PERIOD	$1,490	$2,029

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

1.	Nature of operations

The Company operates North American ginseng farms in Ontario, Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries. The Company also sells ginseng-based value-added products in Canada although they do not represent a significant percentage of sales.

The Company did not plant new crops in 2009 or 2010 and is expecting to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management anticipates there will be positive cash inflows from operations for 2011 and 2012.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 46% of the shares of the Company.

2.	Summary of significant accounting policies

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP) for interim reporting periods. The Company began reporting in accordance with US GAAP on January 1, 2011 and formerly was reporting in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2010 which were prepared in accordance with Canadian GAAP and included a discussion of the differences between Canadian GAAP and US GAAP in Note 20.

These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2011.

All amounts included in these interim consolidated financial statements are expressed in Canadian dollars ("CAD") unless otherwise noted.

Basis of consolidation

These interim consolidated condensed financial statements include the accounts of the Company and those of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

Revenue recognition

Sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk have passed to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. These conditions are generally satisfied when the goods are delivered to the end customers or to the wholesale distributor. In instances when the above criteria are not satisfied, revenue is deferred until all conditions required for recognition of revenue are met.

Cash

Cash consists of cash on hand and cash deposited in a large, high quality financial institution.

Inventory

Inventory is valued at the lower of average cost or net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of its ginseng roots with a consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. All of the inventory is costed using the specific identification method.

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops. Included in the cost of ginseng crops are seeds, labour, applicable overhead and supplies. Common costs are allocated in each period based on the total number of acres under cultivation during the period. The carrying value of ginseng crops is reviewed on a regular basis for any impairment in value, using management’s best estimate as to expected future market values, yields and costs to harvest. Ginseng costs related to the acreage harvested and sold have been charged to cost of sales.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the assets as detailed in the Company's annual audited financial statements. Property, plant and equipment are reviewed on a regular basis for impairment upon the occurrence of events or changes in circumstances which indicate that the net book value of the assets may not be recoverable based on estimated undiscounted future cash flows generated by their use. To the extent not recoverable, impaired assets are written down to their fair value. Routine maintenance and repairs to items used in the farming operations are charged to ginseng crops as incurred while items used for selling, general and administrative activities are expensed as incurred. All property, plant and equipment are classified as assets held for use as at March 31, 2011.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

Financial instruments

FASB Accounting Standards Codification Topic 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

The Company has designated its cash and foreign exchange forward contracts as held-for-trading, which are measured at fair market value with changes in fair value recorded in earnings. Accounts receivable are classified as loans and receivable which are measured at amortized cost. Accounts payable, accrued liabilities and long-term debt are classified as other liabilities, which are measured at amortized cost.

ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

Concentration of credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange forward contracts. A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. The credit risk on the Company's cash and foreign exchange forward contracts are substantially minimized as they are placed in, or contracted with, large, high quality financial institutions. While the Company is exposed to credit losses due to the financial collapse by those who are custodians to the Company's cash and those that are counter parties to the foreign exchange forward contracts, the Company considers this risk quite remote.

Value-added taxes

Value-added taxes that are collected from customers and remitted to taxing authorities are excluded from sales. Likewise, value-added taxes that are paid and refunded by taxing authorities are excluded from cost of sales.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would be have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of December 31, 2010. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

Foreign currency translation

The functional and reporting currency of the Company excluding its subsidiary CNT Trading (Hong Kong) Limited ("CNTT") is the CAD. Monetary assets and liabilities denominated in currencies other than the CAD are translated into the CAD at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the CAD during the year are converted into CAD at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the interim condensed consolidated statement of operations.

The financial records of CNTT are maintained in its local currency, the Hong Kong dollar ("HKD"), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expense gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the interim condensed consolidated statement of shareholders' equity and comprehensive income (loss). The Company has chosen the CAD as the reporting currency.

Leases

The Company leases equipment for use in its farming operations where leasing offers advantages of flexibility and lower costs compared to other forms of financing. The Company also lease agricultural land for virtually all of its plantings. All leases are evaluated upon inception and upon any subsequent modifications and are classified as either capital leases or operating leases. All of the Company's current leases for farming equipment, vehicles and agricultural land are classified as operating leases.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options. There were no convertible preferred shares outstanding in 2009 or 2010.

Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income and foreign-currency translation adjustments. The Company discloses this information on its statement of shareholders’ equity.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

Foreign exchange forward contracts

The Company periodically entered into foreign exchange forward contracts to manage foreign exchange risk associated with debt repayments denominated in foreign currencies. Realized and unrealized gains and losses resulting from changes in the market value of these contracts were recorded as other income unless they met specified criteria to qualify as a hedging instrument. The Company has not had any contracts that meet the criteria for a hedging instrument. Since the Company no longer has any debt denominated in foreign currencies, the Company currently has no outstanding foreign exchange forward contracts and does not anticipate entering into any new foreign exchange forward contracts.

Use of estimates

The presentation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, fair value of assets held for sale, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Long-term debt

in thousands of	March 31	December 31
Canadian dollars	2011	2010

Term loan	$-	$2,984

Less: current portion	-	-
	$-	$2,984

On September 1, 2009, the Company agreed to a three year extension of the remaining HK$51,500,000 (equivalent to $6,438,000 at March 31, 2011) loan facility from a company formerly under common control. The loan was denominated in the amounts of HK$21,125,000 (equivalent to $2,678,000 at March 31, 2011) and US$3,878,000 (equivalent to $3,760,000 at March 31, 2011) and was unsecured and bore interest at 6.25%. The Company repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 bringing the balance down to US$3,000,000 ($2,984,000) at December 31, 2010 which was repaid during the three month period ended March 31, 2011 settling the loan facility in full.

4.	Share capital

	Number of Shares
In thousands	Authorized	Outstanding	Amount

Common Shares - without par value
Balance as at December 31, 2010 and March 31, 2011	Unlimited	34,698	$38,226

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

5.	Selling, general and administrative expenses

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2011	2010

Retention bonuses	$63	$-
Other selling, general and administrative expenses	413	203
	$476	$203

During 2010, the Company agreed to pay retention bonuses totalling $485,000 to corporate and farm management and staff to ensure the stability of the operation through the expected final harvest in 2011 and the sale of the Company’s assets in 2012. These retention bonuses are contingent on the satisfactory completion of the job duties of each employee up to their termination date. During the three months ended March 31, 2011, $63,000 (2010 - $NIL) of expenses were incurred and included in accounts payable and accrued liabilities. The remaining balance will be recorded over the remaining service period for the employees and will be adjusted for changes in employees on a prospective basis.

6.	Other (loss) income

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2011	2010

Foreign exchange (losses) gains	$(47)	$105
Loss on disposal of property, plant and equipment	-	(8)
Other non-operating income	3	1
	$(44)	$98

Foreign exchange (losses) gains for the three months ended March 31, 2011 include a $36,000 loss (2010 - $43,000 loss) on foreign exchange forward contracts.

7.	Commitments

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2012. Total future minimum payments required under these leases are as follows:

Less than 1 year	$76
1 - 2 years	12
$88

The Company is committed to agricultural land rentals for the next two years as follows:

Less than 1 year	$23
1 - 2 years	24
$47

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

The Company’s commitment to agriculture land rentals for 2012 can be alleviated upon completion of the harvest of the ginseng crops in 2011 and after notification has been given to the respective landlords.

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The Company expects that it will harvest all its remaining ginseng crops in 2011. The cost of maintaining these crops is currently financed through the sale of inventory and have not been included in the amounts detailed above.

8.	Segmented information

The Company operates in one industry segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Information by geographic region is summarized as follows:

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2011	2010
External revenue from operations located in:
Canada	$2,486	$43
Hong Kong and People's Republic of China	1,039	782
	$3,525	$825
Intersegment revenue from operations located in:
Canada	$1,000	$836
Hong Kong and People's Republic of China	-	-
	$1,000	$836
Net earnings (loss) from operations located in:
Canada	$1,200	$(77)
Hong Kong and People's Republic of China	(38)	(20)
	$1,162	$(97)

All of the Company’s long-lived assets, which comprise of all assets not classified as current, were in the Canadian geographic region as at March 31, 2011 and March 31, 2010.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2011
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

Major customers:

For the three months ended March 31, 2011, revenue included sales to three major customers which accounted for $2,376,000 from the Canadian geographic region and $641,000 and $398,000, respectively, from the Hong Kong and People's Republic of China geographic region (March 31, 2010 -two customers from the Hong Kong and People's Republic of China geographic region which accounted for $434,000 and $348,000, respectively). Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

9.	Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. The Company paid management fees of $14,000 (2010 - $21,000) for the three months ended March 31, 2011 of which $9,000 (2010 - $12,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This transaction is measured at the exchange value.